SECURITIES AND EXCHANGE COMMISSION

Washington. D.C. 20549

SCHEDULE 13D

(Rule l3d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 11)(1)

Qualstar Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74758R109

(CUSIP Number)

BKF Capital Group, Inc.

Steven N. Bronson

225 N.E. Mizner Boulevard, Suite 400

Boca Raton, Florida 33432

(561) 362-4199

with a copy to:

James A. Prestiano, Esq.

631 Commack Road, Suite 2A

Commack, New York 11725

(631) 499-6000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 4, 2013

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

(Continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 74758R109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	BKF Capital Group, Inc.	Tax Id. No. 36-0767530

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7.	SOLE VOTING POWER
SHARES		2,410,649
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER
EACH		0
REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH		2,410,649

	10.	SHARED DISPOSITIVE POWER
		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,410,649

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

19.7%

14.	TYPE OF REPORTING PERSON

CO

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Steven N. Bronson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

Not applicable.

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF	7.	SOLE VOTING POWER
SHARES		57,700
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER
EACH		2,410,649
REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH		57,700

	10.	SHARED DISPOSITIVE POWER
		2,410,649

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,468,349

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l)

20.1%

14.	TYPE OF REPORTING PERSON

IN

SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 74758R109	SCHEDULE 13D

Item 1. Security and Issuer.

Except as expressly restated and amended below, the Schedule 13D as filed on behalf of BKF Capital Group, Inc. and Steven N. Bronson with respect to the shares of common stock, no par value per share (the "Common Stock") of Qualstar Corporation, a California corporation, with its principal offices located at 3990-B Heritage Oak Court Simi Valley, CA 93063 (the "Issuer" or “Qualstar”) remains in full force and effect. The Issuer recently reported that as of November 12, 2013, the Issuer had 12,253,117 shares of Common Stock outstanding.

Item 2. Identity and Background.

(a) This Schedule 13D Amendment No. 11 is filed on behalf of BKF Capital Group, Inc. ("BKF Capital") and Steven N. Bronson.

(b) BKF Capital and Mr. Bronson's business address is 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

(c) BKF Capital is a publicly traded corporation and Mr. Bronson is the Chairman and President of BKF Capital. Mr. Bronson is the sole owner of BA Value Investors, LLC, a Florida limited liability company. Mr. Bronson is also President of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act. Catalyst's offices are located at 225 N.E. Mizner Boulevard, Suite 400, Boca Raton, Florida 33432.

(d) During the last five years neither BKF Capital nor Mr. Bronson have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither BKF Capital nor Mr. Bronson have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

(f) BKF Capital is organized under the laws of the State of Delaware and Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On December 4, 2013, BKF Capital acquired, in an open market transaction, using its corporate funds, 24,226 shares of Common Stock at a purchase price of $1.0514 per share. On December 9, 2013, BKF Capital acquired, in an open market transaction, using its corporate funds, 4,600 shares of Common Stock at a purchase price of $1.08 per share.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended by adding the following disclosures:

BKF Capital acquired the securities of the Issuer for investment purposes and may make further purchases or sales of shares of Common Stock of the Issuer through open market or privately negotiated transactions or otherwise. If BKF Capital does undertake any of the above described possible actions, BKF Capital will, among other things, timely file an appropriate amendment to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)(b) BKF Capital owns an aggregate of 2,410,649 shares of the Issuer's Common Stock, representing approximately 19.7% of the total shares of Common Stock deemed outstanding. Steven N. Bronson as the Chairman and President of BKF Capital may be deemed to be the beneficial owner of the shares of Common Stock held by BKF Capital. Mr. Bronson, as the sole owner of BA Value Investors, LLC, beneficially owns an additional 57,700 shares of Common Stock, as to which he possesses voting and disposition power. Accordingly, Mr. Bronson may be deemed to beneficially own an aggregate of 2,468,349 shares of the Issuer's Common Stock, representing approximately 20.1% of the total shares of Common Stock deemed outstanding.

(c) The following open market transactions were effected by BKF Capital, during the past sixty (60) days:

	Buy/	Number	Price
Trade Date	Sell	of Shares	Per Share

12/2/13	Buy	10,400	$1.0696
11/27/13	Buy	44,874	$1.0243
11/26/13	Buy	10,059	$1.02
11/25/13	Buy	3,200	$1.00
11/22/13	Buy	60,320	$1.00
11/21/13	Buy	13,551	$1.00

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2013

BKF Capital Group, Inc.

By:	/s/ Steven N. Bronson
Steven N. Bronson, President

Steven N. Bronson

/s/ Steven N. Bronson
Steven N. Bronson

Attention:	Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).